U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25      COMMISSION FILE NO.: 0-24919
                                                    CUSIP NO.: 55268S109



                           NOTIFICATION OF LATE FILING


                                  (CHECK ONE):

       [ ] FORM 10-K AND FORM 10-KSB [ ]FORM 20-F [ ] FORM 11-K [X] FORM 10-Q AND FORM 10-QSB [ ]FORM N-SAR FOR PERIOD ENDED: MAY 31, 2000

       [ ] TRANSITION REPORT ON FORM 10-K
       [ ] TRANSITION REPORT ON FORM 20-F
       [ ] TRANSITION REPORT ON FORM 11-K
       [ ] TRANSITION REPORT ON FORM 10-Q
       [ ] TRANSITION REPORT ON FORM N-SAR
       FOR THE TRANSITION PERIOD ENDED:


----------------------------------------------------------------------------------------------------------------------------
                  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
----------------------------------------------------------------------------------------------------------------------------

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY
THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

       NOT APPLICABLE.

PART I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------- ------------------------------------------------

FULL NAME OF REGISTRANT                                                                 MDI ENTERTAINMENT, INC.

--------------------------------------------------------------------------- ------------------------------------------------

FORMER NAME IF APPLICABLE                                                                         N/A

--------------------------------------------------------------------------- ------------------------------------------------

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES (STREET AND NUMBER)                                   201 ANN STREET

--------------------------------------------------------------------------- ------------------------------------------------

CITY, STATE AND ZIP CODE                                                                  HARTFORD, CT 06103

--------------------------------------------------------------------------- ------------------------------------------------



PART II -- RULES 12B-25(B) AND (C)
--------------------------------------------------------------------------------

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED.

[X] (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

[X] (B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

[ ] (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.


--------------------------------------------------------------------------------

PART III -- NARRATIVE

--------------------------------------------------------------------------------

       THE REGISTRANT IS UNABLE TO FILE ITS NOVEMBER 30, 2000 QUARTERTLY REPORT ON FORM 10-QSB ON OR BEFORE JANUARY 16, 2001 WITHOUT UNREASONABLE EFFORT OR EXPENSE, BECAUSE THE REGISTRANT DOES NOT HAVE ALL OF THE INFORMATION NECESSARY TO COMPLETE THE PREPARATION OF THE FORM 10-QSB.


--------------------------------------------------------------------------------

PART IV  --  OTHER INFORMATION

--------------------------------------------------------------------------------


       (1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS NOTIFICATION


        STEVEN M. SAFERIN                                  (860)  527-5359
             (NAME)                                       (TELEPHONE NUMBER)

       (2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).

                                                              [X] YES   [  ] NO

       (3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?

                                                              [X] YES   [  ] NO

       IF SO: ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

                             MDI ENTERTAINMENT, INC.

                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

 HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


  DATE jANUARY 16, 2001                       BY: /S/ STEVEN M. SAFERIN
      ----------------                       -------------------------
                                      PRESIDENT AND CHIEF EXECUTIVE OFFICER


--------------------------------------------------------------------------------

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

================================================================================

PART IV-OTHER INFORMATION

(3)

THE REGISTRANT'S RESULTS FOR THE SIX MONTHS ENDED NOVEMBER 30, 2000 REFLECTED REVENUES OF APPROXIMATELY $2,800,000 AND A NET LOSS OF APPROXIMATELY $(670,000) COMPARED TO REVENUES OF $3,227,215 AND NET INCOME OF $87,861 FOR THE SIX MONTHS ENDED NOVEMBER 30, 1999. THE LOSS IN THE SIX MONTHS ENDED NOVEMBER 30, 2000 WAS OCCASIONED BY A DECREASE IN REVENUE OF $425,000 AND AN INCREASE IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.